Exhibit 99.4

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title (5)
Zhengrong Shi	49	Chairman of the Board of Directors, Chief Executive Officer
Zhi Zhong Qiu	57	Independent Director(2)(3)
Julian Ralph Worley	67	Independent Director(1)(2)(3)
Susan Wang	61	Independent Director(1)
David King	56	Chief Financial Officer, Director (4)
Andrew Beebe	40	Chief Commercial Officer
Stuart R. Wenham	56	Chief Technology Officer

Name	Age	Position/Title (5)
Hongkuan Jiang	55	Chief Human Resources Officer
(Eric) Xin Luo	46	Vice President of Global Supply Chain
Guozhu Long	36	Vice President, Cell and Module Operations
Kim Liou	43	General Counsel
Victor Xiong-Hai Bo	40	Vice President, Wafer Operations

(1)          Members of the audit committee

(2)          Members of the compensation committee

(3)          Members of the corporate governance and nominating committee

(4)          The transition of the role of our chief financial officer from Ms. Amy Zhang to Mr. David King was completed on May 10, 2011. Ms. Zhang has departed the Company and resigned her position on the Board of Directors effective April 22, 2011. On May 21, 2011, the Company’s directors also unanimously elected Mr. David King to serve on the Company’s board of directors to fill the vacancy created by the prior resignation of Ms. Amy Zhang from the board.

(5)          Mr. David Hogg, our senior vice president of product management and chief operating officer, provided formal notice of his resignation from the Company effective January 21, 2012 for personal reasons.  Mr. David Hogg’s duties have been allocated among other executives at the Company.

Dr. Zhengrong Shi is our founder, chairman of our board of directors and our chief executive officer.  Prior to founding our company in 2001, he was a research director and executive director of Pacific Solar Pty., Ltd., an Australian PV company engaged in the commercialization of next-generation thin film technology, from 1995 to 2001.  From 1992 to 1995, he was a senior research scientist and the leader of the Thin Film Solar Cells Research Group in the Centre of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the only government-sponsored PV industry research center in Australia.  Dr. Shi is the inventor for 15 patents in PV technologies and has published or presented a number of articles and papers in PV-related scientific magazines and at conferences.  Dr. Shi received a bachelor’s degree in optical science from Changchun University of Science and Technology in China in 1983, a master’s degree in laser physics from the Shanghai Institute of Optics and Fine Mechanics, the Chinese Academy of Sciences in 1986, and a Ph.D degree in electrical engineering from the University of New South Wales in Australia in 1992.

Mr. Zhi Zhong Qiu is a director of our company, the chairman of our compensation committee and a member of our corporate governance and nominating committee.  He currently is vice chairman for Asia-Pacific and chairman of Greater China for Barclays Capital.  From April 2006 to April 2009, Mr. Qiu served as the managing director of ABN AMRO in charge of Greater China practice.  He is the founder and chairman of Dragon Advisors Limited, and the chairman of the board of directors of DragonTech Ventures Management Company, the management company for DragonTech Ventures Fund.  Mr. Qiu is also the founder and chairman of Quartz Capital Companies, a group of companies engaged in direct investment and business and strategic consulting in China.  From 1998 to 2002, Mr. Qiu was the chairman of the Greater China Region of Credit Suisse First Boston, or CSFB.  From 1995 to 1998, Mr. Qiu was a managing director of CSFB and was responsible for all derivatives activities for Credit Suisse Financial Products, CSFB’s financial derivatives affiliate.  Mr. Qiu received his bachelor of science degree magna cum laude in computer science from New York University, his bachelor of engineering degree summa cum laude in electrical engineering from Cooper Union, his master of science degree in electrical power engineering from Ohio State University, and his MBA degree from Harvard Business School.

Mr. Julian Ralph Worley is a director of our company, the chairman of our audit committee and a member of our compensation committee.  Mr. Worley, the chairman of our corporate governance and nominating committee, has since October 2010 been an independent non-executive director of ShangPharma Corporation and a member of its audit committee.  From May 2005 to February 2010, he was an independent non-executive director and the chairman of the audit committee of Mandra Forestry Finance Limited and its holding company, Mandra Forestry Holdings Limited.  In September 2003, Mr. Worley retired from PricewaterhouseCoopers, where he had served as a consultant in the Philippines from September 2000, and prior to that, as an audit partner at Price Waterhouse Hong Kong (later PricewaterhouseCoopers) for over 25 years.  Mr. Worley graduated from the London School of Economics and Political Science, University of London, with a bachelor degree in economics.  Mr. Worley is qualified as a fellow of the Institute of Chartered Accountants in England and Wales, a fellow of the Hong Kong Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Directors.

Ms. Susan Wang is a director of our company and a member of our audit committee.  Ms. Wang has over 25 years of experience in financial and senior executive positions at high-tech companies.  She was most recently executive vice president of corporate development and chief financial officer of Solectron Corporation, an electronics manufacturing services company, where she worked from 1984 until 2002.  Prior to Solectron, Ms. Wang held financial and managerial positions with Xerox Corporation and Westvaco Corporation.  She currently serves on the board of directors for Altera Corporation, Cirrus Logic, Nektar Therapeutics, and Premier, Inc. Ms. Wang is a certified public accountant and holds a bachelor’s degree in accounting from the University of Texas and a master’s of business administration degree from the University of Connecticut.

Mr. David King has been our chief financial officer and director since May 2011.  Mr. King is the former chief financial officer and treasurer of Tetra Tech, Inc., a leading provider of consulting, engineering, program management, construction, and technical services addressing the resource management, energy and infrastructure markets.   Prior to Tetra Tech, Mr. King served as vice president of finance and operations of Walt Disney Imagineering, and earlier, as vice president and chief financial officer of the Asia Pacific region for Bechtel Group, Inc., a global engineering, construction and project management company.  Mr. King began his career at Price Waterhouse where he gained a decade of international and transactional experience at the firm’s Seattle, Los Angeles and Hong Kong offices.  Mr. King studied business administration at the University of Washington and is a certified public accountant.

Mr. Andrew Beebe currently serves as our chief commercial officer.  Mr. Beebe joined us in 2008, following the company’s acquisition of EI Solutions, a California-based regional solar installer, as vice-president of global product strategy.  Before leading EI Solutions, Mr. Beebe helped found the high-concentration PV company, Energy Innovations, with Bill Gross at Idealab in 2002.  Previously, he was a partner at Clean Edge, a clean-tech consulting firm, and cofounder and CEO of Bigstep, one of the world’s first small business e-commerce solutions providers.  Mr. Beebe holds a B.A. in government from Dartmouth College.

Dr. Stuart Wenham has been our chief technology officer since July 2005.  He is also currently a Scientia Professor and the Director of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, at the University of New South Wales in Australia.  From 1995 to 2004, he was the co-director of research at Pacific Solar Pty. Ltd.  From 1999 to 2003, he was the head of the School for Photovoltaic Engineering and the director of the Key Centre for Photovoltaic Engineering at the University of New South Wales.  From 1996 to 1998, he was the head of the Electronics Department and from 1991 to 1998, the associate director of the Photovoltaics Special Research Centre, also at the University of New South Wales.  In 2008, Dr. Wenham received the Clunies Ross Medal from the Australian Academy for Technological Sciences and Engineering, and, in 2006, received the World Technology Award for Energy.  In 1999, Dr. Wenham received The Australia Prize for Energy Science and Technology and in 1998, the Chairman’s Award at the Australian Technology Awards, in both cases jointly with Martin A. Green.  Dr. Wenham received his Ph.D. degree in electrical engineering and computer science from the University of New South Wales in Australia in 1986.

Mr. Hongkuan Jiang joined us in March 2010 as vice president of human resources and has served as our chief human resources officer since August 2010.  Mr. Jiang has over twenty years of working experience in human resource and related areas.  Prior to Suntech, he worked as a human resources manager or director for several large domestic and multinational companies, inside and outside of China, including GDF Suez from September 1998 to August 2000 as a Corporate Human Resources Manager, General Electric from December 2000 to September 2005 as a Corporate Leadership Development Manager, PingAn Insurance of China from October 2005 to September 2008 as Deputy Director for Corporate Human Resources, Johnson & Johnson from October 2008 to February 2010 as a Talent Management Director. Mr. Jiang earned a PhD in international political economy from York University, Canada and an M.A. at the Beijing Institute of Foreign Affairs.

Mr. (Eric) Xin Luo joined us in October 2010 as the vice president of global supply chain and is responsible for end-to-end supply chain management encompassing order management, supply/demand planning, procurement, manufacturing and logistics. He has over 20 years of professional experience in global sourcing/supply chain and brings an extensive knowledge in the manufacturing environment of a variety of industries, including building materials and consumer electronics. Prior to joining us, Mr. Luo was in charge the global strategic sourcing for industry leading manufacturers, Nortek Inc. and Thomson Inc. Mr. Luo holds a MBA in supply chain management and international marketing from Michigan State University.

Mr.Guozhu Long currently serves as vice president, cell and module operations.  Mr. Long joined us in June 2003 and has held positions of increasing responsibilities in production management as a production manager and general manager.  During the three years prior to joining us, Mr. Long was engaged in photovoltaic ingot and wafer production.  Mr. Long holds a bachelor degree in mechanical and electrical engineering, with a minor in computer science, from Xiangtan University, and an executive MBA from Nanjing University.

Mr. Kim Liou has served as our general counsel since May 2009.  He has been with us since February 2008, and previously served as acting general counsel.  Prior to joining us, between April 2003 and December 2007, Mr. Liou was at CDC Corporation, a Nasdaq-listed, Greater China-based enterprise software and online/mobile services company, where he served most recently as general counsel. Previously, Mr. Liou had worked as an attorney in the investments group of MetLife, Inc. between October 2001 and April 2003 and an associate at Davis Polk & Wardwell, a global law firm, in their New York, Hong Kong and California offices between September 1994 and October 2001.  Mr. Liou holds bachelor’s degrees in mathematical and computational science and Asian languages from Stanford University and a J.D. degree from Cornell University.

Mr. Victor Xiong-Hai Bo currently serves as vice president, wafer business operations and is currently responsible for wafer business operation as the general manager.  Mr. Xiong joined us in February 2005 and has held the position of internal control director for the company’s software implementation and Sarbanes-Oxley compliance .  During the 12 years prior to joining us, Mr. Xiong was engaged in the electricity industry for a Japanese company with a quality management role.  Mr. Xiong holds a bachelor degree in computer science from Anhui Mechanicals and Electronics  University.

On May 21, 2011, our board of directors fixed the size of our board to consist of five directors.

The address of our directors and executive officers is c/o Suntech Power Holdings Co., Ltd., 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

B.            Compensation of Directors and Executive Officers

Compensation

In 2011, the aggregate cash compensation to our executive officers, including all the directors, was approximately $4.6 million.  For equity incentives granted to officers and directors, see “— 2005 Equity Incentive Plan.”

2005 Equity Incentive Plan

We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005.  Our equity incentive plan provides for the grant of options as well as restricted shares, referred to as “awards.”  The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business.  Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

In April 2010, our board of directors approved an amendment to the 2005 equity incentive plan whereby the compensation committee was granted the authority in its discretion to authorize stock option grants having a maximum term of ten years. In connection with such amendment, the compensation committee approved the extension of the term of 3,916,131 stock options granted in 2005 and 2006 from five years to ten years.

Our board of directors originally authorized the issuance of up to 13,503,991 ordinary shares upon exercise of awards granted under our 2005 equity incentive plan.  In our annual general meeting in August 2009, our shareholders approved to increase the maximum aggregate number of our ordinary shares available for award under our 2005 equity incentive plan to 18,503,991.  The 18,503,991 ordinary shares include the 4,699,383 ordinary shares issuable upon the exercise of options granted by Suntech BVI, our predecessor company and our subsidiary, and assumed by us.

Termination of Awards.  Options and restricted shares shall have specified terms set forth in an award agreement.  Unless otherwise provided in the award agreement, options will be exercisable following the recipient’s termination of services with us as follows:

•                  In the event of termination as a result of death, options may be exercised by a personal representative of the deceased’s estate for a period of the earlier of 90 days after death or the last day of the original term of the option;

•                  In the event of termination as a result of disability, options may be exercised for a period of the earlier of 90 days after termination or the last day of the original term of the option; and

•                  In the event of termination for other reasons, options may be exercised for a period of the earlier of 30 days after termination or the last day of the original term of the option.

Administration.  Our 2005 equity incentive plan is administered by the compensation committee of our board of directors.  The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for the options, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise.  The term of options granted under the 2005 equity incentive plan, as amended, may not exceed ten years from the date of grant.  The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the 2005 equity incentive plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our 2005 equity incentive plan, or any combination of the foregoing methods of payment.

Third-party Acquisition.  If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding share options or restricted shares will be assumed or equivalent share options or restricted shares will be substituted by the successor corporation or parent or subsidiary of successor corporation.  In the event that the successor corporation refuses to assume or substitute for the share options or restricted shares, all share options or restricted shares will become fully vested and exercisable immediately prior to such transaction and all unexercised options will terminate unless, in either case, the options are assumed by the successor corporation or its parent.

Amendment and Termination of Plan.  Our board of directors may at any time amend, suspend or terminate our 2005 equity incentive plan.  Amendments to our 2005 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations.  Any amendment, suspension or termination of our 2005 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards.  Unless terminated earlier, our 2005 equity incentive plan was to continue in effect for a term of ten years from the date of adoption.

On November 13, 2007, we granted 138,500 restricted shares to certain of our employees.  The restricted shares have a vesting schedule of five separate 20% annual increments.  For 30,000 out of the 138,500 restricted shares granted, have since vested.  For the remaining 108,500 restricted shares, one-fifth of these shares vested on each of November 13, 2008, 2009, 2010 and 2011, respectively,and the reaming one-fifth will vest on November 13, 2012.

On October 24, 2008, we granted 92,930 restricted shares to certain employees who originally worked for EI Solutions Inc., which we acquired in September 2008 and renamed Suntech Energy Solutions Inc.  One-fifth of these shares vested on each of October 24, 2009, 2010 and 2011, respectively,  and the remaining shares will vest on each of October 24, 2012 and 2013, respectively.  On November 15, 2008, we granted 1,313,500 restricted shares to certain of our employees and directors.  The restricted shares have a vesting schedule of five separate 20% annual increments with one-fifth of these shares having vested on each of November 15, 2010 and 2011, respectively, and the rest vesting on each of November 15, 2012 and 2013, respectively.

On November 14, 2009, we granted 1,590,000 restricted shares to certain of our employees.  For 50,000 out of the 1,590,000 restricted shares granted, one-fifth of these shares vested on each of November 14, 2009, 2010 and 2011, respectively and the remaining shares will vest on each of November 14, 2012 and 2013.  For the remaining 1,540,000 restricted shares, one-fifth of these shares vested on each of November 15, 2010 and 2011, respectively and the rest will vest on each of November 14, 2012, 2013 and 2014, respectively.

On April 19, 2010, we extended the term of those options granted on September 5, 2005, September 1, 2006 and November 19, 2006 from five years to ten years.  This modification resulted in a total $1.5 million incremental compensation cost in 2010.

On December 10, 2010, the Compensation Committee of the Board approved 1,600,000 restricted shares to be granted to certain of our employees.  Out of the 1,600,000 restricted shares granted, 35,000 restricted shares vested on January 19, 2011, 290,000 vested on August 16, 2011, and 290,000 will vest on each of August 16, 2012, 2013, 2014 and 2015, respectively.  Of the remaining restricted shares, one-fifth vested on December 10, 2011 and the other one-fifths will vest on each of December 10, 2012, 2013, 2014, and 2015, respectively.

On January 3, 2012, we granted 2,850,000 restricted shares to certain of our employees.  Out of the 2,850,000 restricted shares granted, 50,000 restricted shares vested on January 3, 2012, and 560,000 restricted shares will be vested on January 3, 2013, 2014, 2015, 2016 and 2017, respectively.  The remaining restricted shares will be vested on each of January 3, 2013, 2014, and 2015, respectively.

C.            Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Messrs. Julian Ralph Worley and Ms. Susan Wang, and is chaired by Mr. Julian Ralph Worley, a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules.There are no current plans to replace Mr. Maynard on the audit committee at this time.  All members of our audit committee satisfy the “independence” requirements of the NYSE Rules and meet the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

•                  selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•                  reviewing with our independent auditors any audit problems or difficulties and management’s response;

•                  reviewing and approving proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                  discussing the annual audited financial statements with management and our independent auditors;

•                  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•                  reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Julian Ralph Worley and Zhi Zhong Qiu (who is the chairman), both of whom satisfy the “independence” requirements of the NYSE Rules.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

•                  approving and overseeing the compensation package for our executive officers;

•                  reviewing and making recommendations to the board with respect to the compensation of our directors;

•                  reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•                  reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Julian Ralph Worley (who is the chairman) and Zhi Zhong Qiu, both of whom satisfy the “independence” requirements of the NYSE Rules.  The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.  The corporate governance and nominating committee is responsible for, among other things:

•                  identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•                  reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•                  identifying and recommending to the board the directors to serve as members of the board’s committees;

•                  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests.  Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time.  Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors.  Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution or the unanimous written resolution of all shareholders.  A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

The service contracts of our directors do not provide for benefits upon termination of their directorship.

Employment Agreements

We have entered into employment agreements with most of our executive officers.  We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us.  An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee.  Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party.  Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how.  Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

D.            Employees

We had 12,548, 20,231 and 17,693 employees as of December 31, 2009, 2010 and 2011, respectively.  The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2011:

	Number of Employees	Percentage of Total
Manufacturing and engineering	14,303	80.8%
Quality assurance	930	5.3
General and administration	643	3.6
Purchasing and logistics	946	5.3
Research and development	380	2.1
Marketing and sales	254	1.4
Others	237	1.3
Total	17,693	100.0%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel.  As of December 31, 2011, over 1,900 of our employees held bachelor’s or higher degrees.  Many of these employees have overseas education and industry experiences, and we periodically send our technical personnel overseas for study and training. Substantially all of our manufacturing line employees have post-high school technical degrees or high school diplomas.  Our employees receive periodic training every year.

We offer our employees additional annual merit-based bonuses based on the overall performance of such individual employee, his or her department and our company in general.  We are required by applicable PRC regulations to contribute amounts equal to 20%, 8.2%, 12%, 2%, 1.6% and 0.9% of our employees’ aggregate salaries to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.  The total amount of contributions we made to employee benefit plans in 2009, 2010 and 2011 was $5.3 million, $22.5 million and $39 million, respectively.

We have reached collective bargaining agreement with the Suntech Union since 2010 which covered the majority of the employees in China and have renewed it in 2011.  We believe this agreement will significantly enhance employee satisfaction with the Company.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2012, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Zhengrong Shi(3)	54,699,779	30.2%
Zhi Zhong Qiu(4)	*	*
Julian Ralph Worley(4)	*	*
David King(4)	*	*
Susan Wang(4)	*	*
Stuart R. Wenham(4)	*	*
Andrew Beebe(4)	*	*
Hongkuan Jiang(4)	*	*
Kim Liou(4)	*	*
(Eric) Xin Luo(4)	*	*
Long Guozhu(4)	*	*
Principal and 5% Shareholders:
D&M Technologies Limited(5)	53,199,779	29.4

*                 Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)          Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)          The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person.  Percentage of beneficial ownership of each listed person is based on 181,163,878 ordinary shares outstanding as of December 31, 2011, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this report on Form 6-K.

(3)          Includes 53,199,779 ordinary shares held by D&M Technologies Limited, and 1,500,000 ordinary shares issuable upon exercise of options within 60 days of the date of this report on Form 6-K held by Dr. Shi.  D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust.  Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval.  Dr. Shi’s business address is 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

(4)          Represents ordinary shares issuable upon exercise of options and restricted grants vested and vesting within 60 days of the date of this report on Form 6-K held by such person.

(5)          D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust.  Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval.  The address of D&M Technologies Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.  As of December 31, 2011, of the 181,163,878 issued and outstanding ordinary shares, approximately 71.5% of those ordinary shares were held in the United States.

Please refer to “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2005 Equity Incentive Plan” for information regarding option and restricted stock ownership of our directors and executive officers.

RELATED PARTY TRANSACTIONS

Transactions with Global Solar Fund, S.C.A, Sicar

In June 2008, we entered into a commitment to invest in Global Solar Fund, S.C.A, Sicar.  GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector.  Our initial commitment to GSF was €58.0 million, and in September 2008 we increased the size of our commitment by an additional €200.0 million to an aggregate total of €258.0 million in return for 86% of the share equity in GSF.  As of December 31, 2011, we had contributed a total of €155.7 million to GSF, fulfilling all of our contribution obligations by such date.  We have a 50% voting interest in GSF.

The general partner of GSF is Global Solar Fund Partners S.à r.l., which is responsible for the management of GSF.  The composition of the board of managers of the general partner is as follows:  Category A managers include Mr. Javier Romero and Category B managers include Dr. Zhengrong Shi, our chairman and chief executive officer, and Dr. Stuart Wenham, our chief technology officer.  Category A managers are entrusted with the day-to-day management of GSF, and any investment/divestment decision shall always include the favorable votes of the Category A manager and at least one Category B manager of the general partner.  Mr. Javier Romero has never served as an employee of our Company, but he previously served as a non-executive representative and sales agent of the Company where he facilitated sales of our PV products in Spain until March 2008.  In connection therewith, services he provided included collaborating with us in the identification of business opportunities, providing support in developing good relations between ourselves and customers, introducing our personnel before representatives of the customers, advising in the preparation and negotiation of offers and contracts, and collaborating with us in the development of pricing policies in Spain.

As of December 31, 2011, GSF had a total of seven investee companies, namely Sicily Sun Power S.r.l, SV New S.r.l, Solar Puglia I S.r.l, Solar Puglia II S.r.l., Global Solar Fund Engineering Luxembourg S.r.l., GSF Capital Holland B.V., and Global Solar Fund Engineering Company Limited, each a wholly-owned subsidiary of GSF.  As of such dates, there were no separate interests in the investee companies held by any member of the board of managers of the general partner of GSF.  GSF had made aggregate commitments to such investee companies totaling €24.0 million, €22.1 million, and €9 million as of December 31, 2009, 2010 and 2011, respectively.  Additional investments may be made into GSF by third parties, which may include our partners, consultants, employees and affiliates.  Best (Regent) Asia Group Ltd., a company ultimately held by Dr. Shi, our chairman and chief executive officer, holds an investment amounting to a 10.67% equity interest in GSF.

In 2009, 2010 and 2011, we shipped solar panels to GSF investee companies with a total value of $115.8 million, $197.4 million and $33.6 million, respectively. As of December 31 2011, we had $19.5 million account receivable from GSF investee companies.  We may from time to time supply additional solar panels to investee companies of GSF upon terms to be determined which may include acceptance testing of the panels, damages provisions for failure to meet specified delivery obligations or power output guarantees, system performance warrantees, and bank guarantees to support potential monetary obligations which may become owing under the agreements.

In May 2010, we consummated an arrangement in which we guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, in the amount of approximately €554.2 million.  In addition, as additional security to China Development Bank, we are required to maintain cash collateral accounts with a commercial bank in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately €30.0 million.  Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, any cross default by the borrower on other financial indebtedness in excess of €1.0 million, bankruptcy or other events of insolvency, and any material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or us, or the ability of the borrower or us to perform its obligations under the agreement.  As of December 31, 2011, approximately 145 MW of power plants have been completed, of which approximately 143 MW have been connected to the grid. As security for our obligations under the guarantee, we received a pledge of €560.0 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of GSF.  The fair value of the debt guarantee was approximately €2.0 million, was been recorded in our balance sheet at the effective date of this guarantee.  As of December 31, 2011, the carrying amount of such debt guarantee was $1.8 million.

In November 2011, we consummated a transfer of approximately 6.7% of our interests in GSF to affiliates of Mr. Romero, the Category A manager of Global Solar Fund Partners S.a.r.l.  Agreements for such transfer had been entered into with affiliates of Mr. Romero to settle amounts outstanding, as recognition of Mr. Romero’s contribution to the Company.  As a result of the consummation of such transfer, our interests in the share equity of GSF have been reduced from 86.0% to 79.3%.

Procurements of Raw Materials from Affiliated Companies

Nitol Solar became an affiliate since March 2008 when we acquired a total of 14.0% of its equity interest for a total consideration of $100.0 million in three tranches.  In March 2009, our investment in Nitol Solar was diluted down to approximately 11.5% due to a financing transaction by Nitol Solar.  Due to an adverse change in the market condition for companies in the PV solar industry, we recorded an impairment charge of $60.0 million in 2008. As of December 31, 2010, the carrying value of our investment in Nitol Solar was $40 million, in addition, we had prepayments outstanding with Nitol Solar pursuant to the polysilicon supply agreement in the amount of $10.3 million. In September 2011, the legal ownership of Nitol Solar’s manufacturing subsidiaries was taken over by a non-affiliated bank due to its default on loan interest payment as a result of Nitol Solar’s significant financial difficulties. After evaluation, we considered the recovery of this investment to be remote, and recognized an impairment charge of $50.3 million, including a write-down of $10.3 million in prepayments, in 2011.

Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operates PRC-based wafer manufacturing facilities.  Glory Silicon became an affiliate in May 2008 when we acquired 18.0% of its equity interest from certain of its existing shareholders and subscribed for newly issued shares of Glory Silicon for a total cash consideration of $21.4 million.  Since May 31, 2010, Glory Silicon was under reorganization to split its Chinese operation among the shareholders.  Such split was substantially completed as of December 31, 2010.  As part of this reorganization, effective June 1, 2010, certain of Glory’s assets and liabilities were injected into the newly incorporated Rietech companies, which were jointly owned by us and two third party investors.  From June to December 2010, the assets and liabilities injected into Rietech were under joint control of us and the two investors and were legally insulated from the founder of Glory Silicon.  In December 2010, to transform our operations from a pure cell and module manufacturer to a more vertically integrated producer of wafers, cells and modules, we acquired the equity interests that the two investors had in the Rietech companies, and other non-operating entities for a total cash consideration of $123.4 million.  As a result of such transactions, we then had acquired a 100% interest in Rietech and Glory Silicon ceased being an affiliate.  In 2008, we entered into two definitive wafer purchase contracts with Glory Silicon, including reorganization a five month wafer supply contract starting from September 2008 and a three year wafer supply contract starting from August 2009.  These supply contracts have been transferred to Rietech after the reorganization of Glory Silicon.  In addition, in 2009 and 2010 we made purchases of raw materials from Glory Silicon or its affiliates in the amount of $101.0 million and $72.1 million, respectively.  In 2010, we sold silicon materials to Glory Silicon under a wafer consignment agreement worth a total amount of $8.9 million.  In 2011, we had no transactions with Glory Silicon.

Shunda Holdings, a manufacturer of polysilicon and silicon wafers based in China, became an affiliate in May 2008 when we acquired 15.8% of its equity interest, comprising convertible preferred stock, from existing shareholders for a total consideration of $101.9 million.  In connection with the acquisition of Rietech, we indirectly acquired an additional 20.85% equity interest of Shunda Holdings.  In January 2008, we entered into a definitive thirteen-year silicon wafer supply agreement with a subsidiary of Shunda Holdings pursuant to which it would supply us with specified annual volumes of silicon wafers in an aggregate total volume of approximately 7,000 MW from 2008 to 2020.  In 2010, we further amended our procurement agreement with Shunda Holdings, which allowed us to renegotiate the price and volume on a monthly basis.  In 2009, 2010 and 2011, we made purchases of raw materials from Shunda Holdings in the amount of $118.3 million, $167.6 million and $10.9 million, respectively.  As of December 31, 2010, we had prepayments outstanding with Shunda pursuant to the wafer supply agreement in the amount of $15.8 million, before an $8.0 million bad debt provision.  In the third quarter of 2011, we fully impaired the remaining prepayment of $10.8 million to Shunda Holdings and fully impaired the remainder of our investment in Shunda Holdings.

Xi’an Longji Silicon, a PRC based wafer manufacturer, became an affiliate in May 2008 when we acquired 5% of its equity interest for a total cash consideration of $7.3 million through the subscription of newly issued shares.  Our interest in Xi’an Longji Silicon was diluted to 4.7% in February 2009 and 4.4% in 2010 as a result of additional share issuances.  Xi’an Longji Silicon, a privately held company incorporated in the PRC, is in the process of expanding its wafer production capacity through its subsidiaries.  In January 2008, we entered into a five year wafer purchase agreement with Xi’an Longji Silicon with pricing to be adjusted based on market trends.  In

2010, we signed a new six-year wafer tolling and procurement agreement with Xi’an Longji Silicon, which superceded the previous five-year procurement agreement and allows us to renegotiate contract volume and price each quarter based upon a market oriented pricing mechanism and our actual needs.  The outstanding prepayment with Xi’an Longji Silicon under the old agreement was transferred to the new agreement.  In 2009,  2010 and 2011, we made purchases of raw materials from Xi’an Longji Silicon in the amount of $75.6 million, $243.9 million and $131.1 million, respectively.  In 2010, we also sold silicon material to Xi’an Longji Silicon for further wafer processing with a total amount of $4.6 million.  As of December 31, 2011, we had a payable amount due to Xi’an Longji Silicon of $51.4 million.

Asia Silicon, a privately held company incorporated in the British Virgin Islands, operates a polysilicon plant in Qinghai, China, which began commercial operations in late 2008.  Asia Silicon became an affiliate in January 2009 when we acquired 12.5% of its equity interest from an existing shareholder for a total consideration of approximately $8.1 million.  We increased our ownership of Asia Silicon to 20% in 2009.  In January 2007, we entered into a definitive contract with Asia Silicon to purchase high purity polysilicon with a total value of up to $1.5 billion over a sixteen-year period.  The supply contract provided for the delivery of a volume range of polysilicon each year at prices set according to an annual price reduction curve, using a take-or-pay approach. Delivery under this supply contract was set to begin in the second half of 2008, but was subsequently postponed to the first half of 2009 . As of Dec 31, 2010, our payable to Asia Silicon for polysilicon purchases was $77.7 million, and the prepayment outstanding pursuant to the polysilicon purchase agreement was $82.4 million.  In July, 2011, both parties renegotiated and reached a new polysilicon purchase agreement, under which we will purchase polysilicon from Asia Silicon with a total volume of 63,300 tons over a 9-year period starting from 2012. According to the new agreement, the price is quarterly negotiable with reference to our average purchase price under other long-term polysilicon supply contracts, and the existing prepayment will be gradually deducted from 2012 through 2017. In 2011, we purchased polysilicon from Asia Silicon in the amount of $92.3 million. As of December 31, 2011, the payable for polysilicon purchases was $82.5 million, and the prepayment outstanding with Asia Silicon pursuant to our polysilicon purchase agreement was $69.1 million.  In line with our strategy to focus on our core competencies of PV wafer, cell and module manufacturing, we disposed of our investment in Asia Silicon on December 1, 2010 for cash consideration of $23.9 million, and recognized a $4.1 million investment gain for 2010.  On May 4, 2011, Dr. Zhengrong Shi advised us that D&M Technologies, an affiliate owned by Dr. Shi, signed an agreement to acquire a 91.3% interest in Asia Silicon.  Prior to such acquisition, the Company’s board of directors had assessed the transaction and concluded that no corporate opportunity would be considered either lost or taken as a result of the Company’s disposal of Asia Silicon and D&M Technologies’ subsequent purchase of Asia Silicon.  As a result of D&M Technologies’ acquisition, Asia Silicon became a related party, and current and future transactions with Asia Silicon are considered related party transactions subject to approval procedures of our Audit Committee applicable thereto.

In November 2010, we committed to subscribe a 40% equity interest in a newly established joint venture, Wuxi Sunshine, which was engaged in PV cell manufacturing.  As of December 31, 2011, we invested $39.6 million in total.  In September 2010, we entered into a five-year processing agreement with Wuxi Sunshine, under which Wuxi Sunshine provides cell processing service to us.  In 2011, we purchased $263.8 million PV cells from Wuxi Sunshine and sold $4 million wafers to Wuxi Sun-shine.

Other Transactions

In March 2009, we entered into a subscription agreement to acquire a majority interest in CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology, for a total consideration of up to €7.0 million.  As of December 31, 2009, our total equity interest in CSG Solar was 76.7%.  Subsequently during 2010, we acquired a further 21.72% equity interest in CSG Solar from existing shareholders at the value of €1.5 per share, which increased our equity interest in CSG Solar to 98.42%. In 2011, CSG Solar filed for bankruptcy and as a result, we recorded a $14.1 million loss from discontinued operations.

In 2009, we entered into a joint venture agreement with Huadian Power International Corporation Limited to subscribe for a 40% share interest in Huadian Ningxia Ningdong Suntech Power Co., Ltd., or Huadian Ningxia, a PRC based company involved in developing and operating 10 MW PV power-generation projects in Ningxia province, for a total consideration of up to $2.2 million. We also provide PV modules along with EPC services to Huadian Ningxia.  In 2011, sales of construction services and PV modules to Huadian Ningxia amounted to $0.8 million.

In December 2008, we entered into a joint venture agreement with Jiangsu New Energy Development Co., Ltd. to subscribe for a 49% share interest of Jiangsu Guoxin Suntech Solar Power Generation Co., Ltd., or Jiangsu Guoxin, a PRC based company involved in developing and operating PV power-generation projects in Huadian, Jiangsu province, for a total consideration paid up of RMB 9.8 million (approximately $1.4 million equivalent).  We also provide PV modules along with EPC services to Jiangsu Guoxin.  In 2011, sales of construction service and PV modules to Jiangsu Guoxin amounted to $0.1 million.

In June 2009, we entered into a joint venture agreement with China Energy Conservation and Environmental Protection Investment Corporation to subscribe for 20% of the shareholdings in Zhongjieneng-Suntech Shizuishan Solar Power Co., Ltd., or Zhongjieneng-Suntech Shizuisan, with a price of RMB9.8 million (approximately $1.4 million equivalent).  Shizuishan is a PRC based company involved in developing and operating PV power-generation projects in Shizuishan, Ningxia province.  We also provide PV module along with construction services to Zhongjieneng-Suntech Shizuishan.  In 2011, we had no transactions with Zhongjieneng-Suntech Shizuishan, and as of December 31, 2011, we had $0.3 million accounts receivable due from Zhongjieneng-Suntech Shizuishan.

In December 2009, we entered into a joint venture with Ningxia Power Investment Corporation to subscribe for 49% of the shares of Ningxia Diantou Suntech Solar Power Co., Ltd., or Ningxia Diantou, for consideration of RMB 17.6 million (approximately $2.6 million equivalent).  Ningxia Diantou is a PRC based company involved in developing and operating PV power-generation projects in Ningxia province.  We also provide PV modules along with construction service to Ningxia Diantou.  In March 2011, resolutions were passed to increase the registered capital of Ningxia Diantou by RMB20 million (approximately $3.17 million equivalent), and such additional capital were expected to be subscribed by the other joint venture investor of Ningxia Diantou, Ningxia Power Investment Corporation. As a result, the registered capital of Ningxia Diantou was expected to increase to RMB56 million (approximately $8.89 million) and we expected our interests in Ningxia Diantou to be diluted to 31.5%.  As of December 31, 2011, only RMB7 million (approximately $1.1 million) of new share capital of Ningxia Diantou had been subscribed and RMB13 million was still outstanding from Ningxia Power Investment Corporation. In 2011, our sales of construction services and PV modules to Ningxia Diantou amounted to $0.4 million.

In November 2009, we entered into a joint venture agreement with Huadian New Energy Development Co., Ltd., to subscribe for 10% of the shares of Huadian Suntech Dongtai Solar Power Co., Ltd., or Huadian Dongtai, for consideration of RMB 1 million (approximately $0.2 million).  In 2010, we had paid up the outstanding capital in the amount of RMB 2.75 million (approximately $0.4 million). Huadian Dongtai is a PRC based company involved in developing and operating PV power-generation projects in Ningxia province.  We also provided PV modules along with EPC services to Huadian Dongtai, and in 2011, sales of construction services and PV modules with Huadian Dongtai amounted to $11.7 million.  As of December 31, 2011, we had accounts receivable due from Huadian Dongtai in the amount of $4.8 million.  In 2011, we and the other investors in Huadian Dongtai agreed to increase the registered capital of Huadian Dongtai to be subscribed by all investors pro rata and as of December 31, 2011, the increased share capital was fully subscribed.  After consummation of such transaction, our interest in Huadian Dongtai remained at 10%.

In August 2010, we entered into a joint venture agreement with Wuxi Lead Investment And Development Co., Ltd. to subscribe for 60% of the equity interests in Wuxi Sun-Leader PV Equipment Co., Ltd., or Wuxi Sun-Leader, a PRC-based company involved in developing and manufacturing PV equipment, for a total consideration of $3.7 million.  In 2011, we disposed of our investment in Wuxi Sun-Leader for a total consideration of $3.97 million.

In December 2010, we entered into a preliminary joint venture agreement with Infigen Energy Development Holdings Pty. Ltd to subscribe for 50% of the shares of Infigen Suntech Australia Pty. Ltd., or Infigen Suntech.  Infigen Suntech is an Australia-based company and is participating the bidding for the Australia government’s 150 MW PV power-generation flagship project.  If Infigen Suntech is successful in bidding for this project, we will be the PV module supplier to this project.

Other Transactions in 2011

In April 2011, we disposed of our 51% interest in Qinghai Nima Suntech Power Co., Ltd. for approximately $1.6 million.

In December 2011, we purchased a 20% equity stake in Azure Power (Haryana) Private Limited, or Azure Haryana, for $2.1 million.  Azure Haryana is an Indian company involved in developing and operating a solar PV plant in India.

Equity Incentive Plan

See “Directors, Senior Management and Employees.  B. Compensation of Directors and Executive Officers — 2005 Equity Incentive Plan” in this Exhibit 99.4 to this report on Form 6-K.